UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.° 358/2002

In February 2007 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's
Openning Balance
Type of Securities/Derivatives	Quantity	% of particpation
		Same type of Shares	Total
Common Shares	318,490,026	63.5932	31.7968
Non-Voting Shares	18,140,486	3.6221	1.8110
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Credit Exchange	15/fev	331,600
Common Shares		Total		331,600
Non-Voting Shares		Debit Exchange	15/fev	276,517
Non-Voting Shares		Total		276,517
Closing Balance
Type of Securities/Derivatives	Quantity	% of particpation
		Same type of Shares	Total
Common Shares	318,821,626	63.6594	31.8299
Non-Voting Shares	17,863,969	3.5669	1.7834

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.° 358/2002

In February 2007 there were not operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	4,770,269	0.9524	0.4762
Non-Voting Shares	4,890,587	0.9765	0.4882
Closing Balance
		% of participation
Type of Securities/Derivatives	Quantity	Same type of Shares	Total
Common Shares	4,770,269	0.9524	0.4762
Non-Voting Shares	4,890,587	0.9765	0.4882

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	4	0.0443	0.0443
Non-Voting Shares	0	0.0000	0.0000
Closing Balance
		% of participation
Type of Securities/Derivatives	Quantity	Same type of Shares	Total
Common Shares	4	0,0443	0,0443
Non-Voting Shares	0	0,0000	0,0000

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.° 358/2002

In February 2007 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	235,025	0.0469	0.0234
Non-Voting Shares	631,267	0.1260	0.0630
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Bradesco S.A. C.V.T.M	buy	13/fev	120	83.30	R$ 9,996.00
Non-Voting Shares		buy	16/fev	1,000	83.40	R$ 83,400.00
Non-Voting Shares		buy	16/fev	500	83.60	R$ 41,800.00
Non-Voting Shares		buy	21/fev	1,000	82.60	R$ 82,600.00
Non-Voting Shares		buy	21/fev	567	82.99	R$ 47,055.33
Non-Voting Shares		buy	21/fev	700	83.00	R$ 58,100.00
Non-Voting Shares		buy	21/fev	1,000	83.30	R$ 83,300.00
Non-Voting Shares		buy	23/fev	1,200	82.40	R$ 98,880.00
Non-Voting Shares		buy	23/fev	500	82.45	R$ 41,225.00
Non-Voting Shares		buy	23/fev	500	82.35	R$ 41,175.00
Non-Voting Shares		Total		7,087		R$ 587,531.33

Closing Balance
		% of participation
Type of Securities/Derivatives	Quantity	Same type of Shares	Total
Common Shares	235,025	0.0469	0.0234
Non-Voting Shares	638,354	0.1274	0.0637

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.° 358/2002

In February 2007 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	(X) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	2,811	0.0005	0.0002
Non-Voting Shares	36,789	0.0073	0.0036
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Spinelli S.A. C.V.M.C	buy	16/fev	1,000	83.80	R$ 83,800.00
Non-Voting Shares		buy	21/fev	1,000	82.80	R$ 82,800.00
Non-Voting Shares		Total		2,000		R$ 166,600.00
Closing Balance
		% of participation
Type of Securities/Derivatives	Quantity	Same type of Shares	Total
Common Shares	2,811	0.0005	0.0002
Non-Voting Shares	38,789	0.0077	0.0038

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.° 358/2002

In February 2007 there were not operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	(X) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	12	0.0000	0.0000
Non-Voting Shares	1,570	0.0003	0.0001
Closing Balance
		% of participation
Type of Securities/Derivatives	Quantity	Same type of Shares	Total
Common Shares	12	0.0000	0.0000
Non-Voting Shares	1,570	0.0003	0.0001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 09, 2007

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.